Potlatch Forest Products Corporation

601 West 1st Ave., Suite 1600

Spokane, Washington 99201

November 26, 2008

VIA FACSIMILE AND ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Potlatch Forest Products Corporation—Registration Statement—Form 10
Registration Number: 001-34146

Ladies and Gentlemen:

Pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, Potlatch Forest Products Corporation (the “Registrant”) hereby requests that the effective date of the above-captioned registration statement on Form 10 (as amended, the “Registration Statement”) be accelerated so that it will be declared effective at 8:00 A.M., Eastern Time on December 2, 2008 or as soon thereafter as may be practicable.

The Registrant acknowledges that should the Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement. The Registrant also acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and the Registrant may not assert Staff comments, the comment process in general or this declaration of effectiveness by the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Registrant understands that the Staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Sincerely, Potlatch Forest Products Corporation

By	/s/ Michael J. Covey
Michael J. Covey Chief Executive Officer

cc:	Blair W. White, Esq.

Heidi E. Mayon, Esq.